Rogers Communications Files Annual Financial Statements and Report to Shareholders

TORONTO, February 14, 2014—Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2013 annual report to shareholders. The annual report to shareholders includes, amongst other things, the Rogers Communications’ 2013 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of such annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at rogers.com/investors or can be requested directly from the company by calling 416.935.3551.

About Rogers Communications:

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan R. Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

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